Insider Report for Erwin Noyes Data courtesy of the System for Electronic Disclosure by Insiders http://www.sedi.ca/

Transactions sorted by	: Insider
Insider family name	: NOYES ( Starts with )
Given name	: ERWIN ( Starts with )
Transaction Date	: March 18, 2005 - March 18, 2005
Equity securities	: Common Shares
Issuer derivatives	: Options

Insider name:	NOYES, Erwin Lewis
Legend:

O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:	The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares

442521	2005-03-17	2005-03-18	Direct Ownership:	51 - Exercise of options	+150,000	0.7300	338,247

442523	2005-03-17	2005-03-18	Direct Ownership:	51 - Exercise of options	+120,000	0.5000	458,247

Security designation: Options (Common Shares)

442453	2005-03-17	2005-03-18	Direct Ownership:	51 - Exercise of options	-150,000	0.7300	180,000		2005-08-11	Common Shares	-150,000	180,000

442513	2005-03-17	2005-03-18	Direct Ownership:	51 - Exercise of options	-120,000	0.5000	60,000		2007-04-16	Common Shares	-120,000	60,000